EQUIPMENT PURCHASE AGREEMENT

between

Eastman Kodak Company

and

MMR Global

This Equipment Purchase Agreement ("Agreement") effective as of the 11th day of July, 2011 ("Effective Date") is by and between Eastman Kodak Company, a New Jersey corporation having a principal place of business at 343 State Street, Rochester, New York 14650 ("Kodak") and MMR Global, a Delaware corporation having a principal place of business at 4401 Wilshire Boulevard, 24 Floor, Los Angeles, CA 90010 ("MMR").

1 **Term**. The term of this Agreement shall commence on the Effective Date and continue for a period of eighteen (18) months (the "Initial Term") unless earlier terminated In accordance with Section 1. The parties agree to discuss renewal options after twelve months of the Initial Term, Thereafter, upon mutual written consent of the parties, the Agreement may be renewed for one additional twelve (12) month term unless either party cancels the Agreement.

2 This Agreement does not establish a franchise, joint venture, or partnership. The parties and their respective employees, officers, directors, agents, subcontractors, and associates are not agents or legal representatives of the other for any purpose and have no authority to act for, bind, or commit the other party.

3 Any commitment made by MMR to its resellers with respect to Product quantities, delivery, modifications, interfacing capability, suitability of software, warranty in excess of the warranty provided by Kodak or suitability in specific applications will be MMR's sole and exclusive responsibility and liability. MMR has no authority to make any commitment on behalf of Kodak.

4 **Product**. The terms and conditions in this Agreement are applicable to the purchase of the products described in Appendix A (the "Product").

5 **Orders**. This Agreement Is a master purchase agreement [***]

6 **Cancellation / Reschedule of Orders**. MMR may not cancel or reschedule an order after acceptance by Kodak without Kodak's consent which consent shall not be unreasonably withheld. [***]

7 **Prices and Taxes**. [***]

8 **Terms of Payment**. [***]

9 **Delivery and Inspection**. MMR, or its authorized representatives as identified in writing to Kodak, must inspect arriving shipments and report errors In shipment promptly. Specifically, visible damage and shortages must be reported to Kodak at the time of receipt. [***]

[***]: Certain confidential information contained in this document marked with [***] has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10	**Title and Risk of Loss**. Delivery terms shall be CPT (Incoterms 2000) MMR's facility located at MMR Global, 4401 Wilshire Blvd., 2nd Floor, Los Angeles, CA 90077, Tel. 310-476-7002 unless otherwise requested by MMR.

11	Title to Products and risk of loss shall pass to MMR upon delivery of Products by Kodak to MMR's facility. Kodak shall deliver Products during MMR's normal business hours (Monday through Friday, 9:00 am until 5:00 pm Pacific Standard Time). In the event MMR requests Products be shipped other than by standard means (next day air), then the additional charges for shipment will be billed back to MMR as a separate line item on the invoice.

12	**Trademarks**. [***]

13	**Product Identification**.
13.1	Each Product shipped to MMR shall bear an appropriate tag or plate, permanently affixed to it, showing its model number and serial number. MMR agrees to not remove or alter tags or plates that display serial number or agency approval information for any reason unless required to do so by law. MMR shall inform Kodak of and assume total liability for any removal or alteration of the tags or plates as described in this clause. Such removal or alteration, unless required by law and with the knowledge of Kodak, shall, at Kodak's option, void any applicable warranty as set forth in this Agreement.

13.2	"MMR Pro Edition" logo will appear in the lower right hand corner of the Product 550 bezel, similar to Appendix C.

13.3	The "splash screen" that appears when the Product Is powered on will be amended to include the words "Distributed by MMR Global and customized for MMR Pro" in the lower right of the screen, similar to Appendix D.

13.4	The "splash screen" that appears when the Product is powered on will be amended to include the 'MMR Pro Edition' logo In the lower left of the screen, similar to Appendix D.

14	**Product Support**. MMR shall purchase a Maintenance and Software Upgrade Agreement with each Product purchased. The terms for the Maintenance and Software Upgrade Agreement are attached to this Agreement as Appendix B.

15	**Software**.
15.1	MMR acknowledges that the Product contains both Kodak and non-Kodak software programs. MMR agrees to use the software only in accordance with the terms and conditions of this Agreement.

15.2	Kodak hereby grants to MMR a non-exclusive, non-transferable license to use one copy of the software in binary form on each Product only, and only in conjunction with its normal operation of the Product This license also applies to any updated or modified versions of the software provided to MMR by Kodak, Kodak or Its licensors 1 suppliers retain all title to the software and intellectual property rights therein. Other than the administration software and configuration packages, the software may not be copied or installed on any hardware or systems not Installed by Kodak without Kodak's prior written consent.

15.3   Nothing In this Agreement will be deemed to grant MMR any proprietary rights in the computer programs or any other work embodied in the software. MMR shall have no right to print, copy, distribute, adapt, translate, de-compile, reverse engineer, disassemble or otherwise derive the source code, or display the software.

15.4   [***]

16   **MMR Obligations**.
16.1   [***]

16.2   MMR will not make any representation or warranty with respect to the Product to any third party on behalf of Kodak. Despite the preceding sentence, MMR shall transfer Product warranties to end user customers that purchase the Products.

16.3   MMR will only sell Products to resellers who have completed Kodak's Scan Station 550 training program or other entities as communicated to Kodak in writing by MMR and trained by MMR using materials provided by Kodak.

16.4   In ail cases, MMR is responsible for end user customer and Technical Support as set forth in Appendix B.

17   **Termination**.
17.1   [***]

17.2   [***]

18   **Future Product Development**.
18.1   The Parties acknowledge that nothing in this Agreement shall commit Kodak to future development of this or any other product, Including new hardware, features, support tools or maintenance releases.

18.2   The Parties acknowledge that any changes requested by MMR to the Product will require separate written amendments to this Agreement.

18.3   MMR acknowledges that the Product uses some hardware components that may obsolesce and agrees to hold Kodak harmless for Product changes required to replace obsolesced parts. MMR will accept Product with said hardware changes as equivalent to the original design. Original design shall be embodied by the non co-branded product at time of initial shipping approval, available under separate catalog number (not covered by this Agreement) .

18.4   MMR acknowledges Kodak's right to further develop this Product or substantially similar Products at Kodak's sole discretion. In the event Kodak releases a future generation of the Product and at Kodak's sole discretion and approval, MMR may be allowed to satisfy an remaining unit volume commitments under this Agreement with the newer product. [***]

19   **Hardware Warranty/Software Assurance and Limitation of Liability**.
19.1   <u>Delivery</u>. At delivery, Kodak shall have (i) full legal and beneficial title to the Product, free and clear of any and alt security Interests, liens, claims, charges or encumbrances, and (ii) full power and lawful authority to sell the Product to MMR.

19.2   Hardware Warranty. Kodak warrants the Product to be free from defects in materials and workmanship under normal use and to function in accordance with the specifications for a period of ninety (90) days from the date of delivery to MMR. If the Product is found to be defective or does not conform to specifications It will be repaired or replaced with new or refurbished product at Kodak's sole option.

19.3   Advanced Unit Replacement. [***]

19.4   Disclaimer of Warranty and Limitation of Liability. The warranties provided do not cover: (i) service on parts or any attachments, accessories, or alterations not provided by Kodak or correction of problems resulting from their use; (ii) failure to follow Kodak's operating instructions; (iii) supply items; (iv) problems due to software not supplied by Kodak, rills-configuration of the Product, network related problems or other problems caused by Interactions with other devices not supplied by Kodak; or (v) any force majeure event.

19.5   Kodak does not warrant that the functions contained In the Product will meet MMR's requirements, the complete correction of all program faults or that the operation of the Product will be uninterrupted or error free. MMR shall have no recourse against any third party licensor of Kodak with respect to this warranty or under any other provision of this Agreement.

19.6   EXCEPT FOR THE WARRANTIES SET FORTH ABOVE, KODAK MAKES NO OTHER WARRANTIES OR REPRESENTATIONS, AND ALL OTHER EXPRESS OR IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE ARE DISCLAIMED. UNDER NO CIRCUMSTANCE WILL KODAK BE LIABLE FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL SPECIAL, OR OTHER DAMAGES RELATED TO THE PRODUCTS, INCLUDING WITHOUT LIMITATION, ANY LOSS OF REVENUE OR PROFIT, DOWNTIME COSTS, LOSS OF USE OF THE PRODUCTS, COST OF SUBSTITUTE EQUIPMENT OR ANY OTHER EQUIPMENT, FACILITIES OR SERVICES, OR CLAIMS OF THIRD PARTIES FOR SUCH DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

20   **Indemnity**.
20.1   Kodak will defend, indemnify, and hold harmless MMR from end against any third party claims (including court costs and reasonable attorneys' fees) for personal injury or physical damage to property caused by Kodak's breach of this Agreement or its willful misconduct or negligence. Kodak will have no obligation with respect to any claim based upon (i) use of the Product In a manner inconsistent with the Instructions provided to MMR; or (ii) any modification of the Product or the use of the Product with supplies and consumables not manufactured or furnished by Kodak if the damage would not have occurred but for the modification or use.

20.2   MMR will defend, indemnify, and hold harmless Kodak, its officers, directors and employees from and against any third party claims (including court costs and reasonable attorneys' fees) for personal injury or physical damage to property caused by MMR's breach of this Agreement or its willful misconduct or negligence.

20.3   The obligations to Indemnify under this Section 17 will arise only if the party against whom the obligation is asserted (a) Is given reasonable notice of the claims; (b) Is granted In writing control over the defense and settlement of the claims (provided that any settlement of any claim shall be on confidential terms and shall not Include an admission of liability by a party without its prior written consent); and (c) the party to be indemnified cooperates with all reasonable requests of the other party in the defense or settlement of such claims. The party to be indemnified shall have the right, at its option and expense, to participate In the defense of any suit or proceeding through counsel of its own choosing.

21   **Patent Indemnification**.
21.1   Kodak shall indemnify, defend and hold harmless MMR, its directors, officers, employees and agents, from and against any claim that the Product or any portion of it (including if applicable, any software) or the use, lease or sale of any item delivered or to be delivered infringes any United States patent, including process, copyright or other proprietary right. Kodak shall pay any royalties and other costs related to the settlement of such claim and the cost in damages, including attorneys fees, finally awarded as a result of any suit based on such claim.

21.2   If the use of any Product delivered under this Agreement is enjoined as a result of a suit based on any claim of infringement of a United States patent, copyright or other proprietary right, Kodak shall, at its option, but in no event later than ninety (90) days after MMR's use of the Product is so enjoined, (i) negotiate a license or other agreement with the claimant so that the Product is no longer subject to such injunction, (ii) modify the Product so that it becomes non-Infringing, provided such modification can be accomplished without materially affecting the performance of the Product, (iii) replace the Product with non-infringing Product of equal or better performance and quality, subject to the prior approval of MMR, or (iv) repurchase the Product, for the Product Purchase Price and Taxes paid by MMR under this Agreement for the Product.

22   **Compliance With Laws**. Each party agrees to comply with all rules, order, laws and regulations of any federal, stale, or local agency or governmental authority governing the sale, delivery or use of the Product by MMR or its customers under this Agreement. Each party agrees to indemnify, defend and hold harmless the other, its officers, directors and employees from and against any and all claims, losses, demands, actions, administrative proceedings, liabilities and judgments, including reasonable attorneys' fees and expenses, arising from the failure to comply with the provisions of this Section 22.

23   **Default Remedies**.
23.1   Events of Default. [***]

23.2   Remedies. Upon the occurrence of an event described in Section 23.1, the non-defaulting party shall have all the rights and remedies available under this Agreement and the laws of New York.

24   **Export Control**. This Agreement and any technical Information provided to MMR in the course of delivery under this Agreement is made subject to any restrictions concerning the export of products or technical data from the United States that may be Imposed by the U.S. Government, MMR may not export, directly or Indirectly, any United States source technical data to any country

for which the United States, at the time of export, requires an export license or other governmental approval without first obtaining that approval.

25   **Confidentiality**.

25.1   For purposes of this Agreement, "Confidential Information" means:

25.2   The terms and conditions of this Agreement, and

25.3   Confidential information disclosed by a party ("Discloser) to the other party ("Recipient") in the course of performance under this Agreement.

25.4   For a period of three (3) years following expiration of termination of this Agreement, Recipient shall: (a) not disclose Confidential Information except to its employees, contractors and subsidiaries who have a need to know and who are bound by confidentiality obligations substantially similar to those herein, and (b) use Confidential Information only in connection with the purposes specified in this Agreement.

25.5   This Agreement pertains only to information which: (a) is clearly designated in writing by Discloser as confidential at the time of disclosure, (b) is declared confidential by Discloser at the time of disclosure and confirmed in writing to Recipient within thirty (30) days after disclosure, or (c) under the circumstances surrounding disclosure Recipient knows, or ought reasonably know, is confidential.

25.6   Recipient shall protect the Confidential Information against unauthorized disclosure using the same degree of care, but no less than a reasonable degree of care, as Recipient uses to protect its own confidential information of a like nature.

25.7   This Agreement imposes no obligation upon Recipient with respect to Information that: (a) is not disclosed In the course of performance under this Agreement; (b) was in Recipient's possession In tangible form before receipt from Discloser; (c) becomes a matter of public knowledge through no fault of Recipient; (d) is rightfully received by the Recipient from a third party without duty of confidentiality; or (e) is independently developed by Recipient.

25.8   Upon Discloser's written request, Recipient shall take commercially reasonable efforts to return or destroy all Confidential Information received hereunder, except that Recipient may retain a copy of such Confidential Information for archival purposes.

26   **Force Majeure**. Except for payments of outstanding balances when due, neither party will be liable for any damages or penalties for delay in performance when such delay is due to the elements, acts of God, acts of civil or military authority, fires, explosions or floods, epidemics, quarantine restrictions, war or riots, acts of terrorism, strikes, acts or omissions of carrion, interruption of broadband or telecommunication services, hackers or other circumstances outside the reasonable control of the affected party.

27   **Governing Law**. This Agreement will be governed by and construed in accordance with the substantive law of the State of New York as applied to agreements entered into between two residents of the State of New York, without regard to its conflict of laws principles. The parties submit to the nonexclusive personal jurisdiction of, and waive any objection against, the United States District Court for the Western District of New York, and the state courts of the Stale of New York in Monroe County, New York.

28   **Notices**. All notices in connection with this Agreement must be in writing and, if not personally delivered, be sent by first lass mail or next-day commercial courier service. Notices will be effective on the day when delivered, addressed to the other party at the address shown below. Either party may from time to time change the address to which notices to it are to be sent by giving notice of such change to the other party.

If to Kodak:		If to MMR:
Eastman Kodak Company	Eastman Kodak Company	4401 Wilshire Blvd, 2d Floor
343 State Street &	2600 Manitou Road	Los Angeles, CA 90077
Rochester, NY 14850	Rochester, NY 14653-4161	Attn: General Counsel
Attn: General Counsel	Attn: DI Contract Coordinator	

29   **No Rights in Intellectual Property**. Unless expressly stated otherwise herein, neither party grants the other party any right or license, expressed or implied, under any intellectual property including, but not limited to patents, copyrights, trademarks, know-how or trade secrets belonging to the party.

30   **Waiver**. Failure by either party to enforce any term or condition of this Agreement will not be deemed a waiver of future enforcement of that or any other term of condition.

31   **Severabilit**y. If any term of this Agreement is held invalid or unenforceable for any reason, the remainder of the provisions will continue in effect as if this Agreement had been executed with the invalid portion eliminated.

32   **Assignment**. MMR may not assign this Agreement without the prior written consent of Kodak, which consent will not be unreasonably withheld, and any attempted assignment without such consent will be void. [***]

33   **Independent Contractor**. Neither party may bind the other party to any legal obligations in connection with this Agreement. This Agreement will be binding, and inure to the benefit of, each of the parties and their respective successors and assigns. This Agreement may not be construed as conferring on any person who is not a party any rights or remedies.

34   **Entire Agreement**. This Agreement, Including any appendices and the applicable software license agreements, is the entire agreement of the parties and supersedes all prior agreements and understandings, whether written or oral, with respect to the subject matter. No amendments or modifications to this Agreement shall be effective unless in writing and signed by the authorized representatives of both parties. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original. A faxed signature shall have the same legally binding effect as an original signature.

Each of the parties have agreed to the terms and conditions of this Agreement as evidenced by the signatures below of their duly authorized representatives.

Eastman Kodak Company   **MMR Global, Inc.**

By:_____   By:_____

Printed Name:_____   Printed Name:_____

Title:_____   Title:_____

Appendix A [***]

Description	Catalog #	Price
Product	[***]	[***]
Service	[***]	[***]

Orders shall be placed by the 25th day of the month.

Note: When ordering catalog # [***] please reference [***] on all purchase orders.

Appendix B – Technical Support

Purchase of post warranty service entitles MMR to:

<u>Software Assurance</u>. 3rd level maintenance support to MMR as well as software upgrades, patches, and new versions for 36 months.

<u>Hardware Support</u>. Advanced Unit Replacement for 33 months from the date the warranty expires after delivery to MMR.

MMR Responsibilities

1.   MMR will provide level 1 and level 2 technical support to end user customers as follows;

[***]

2.   In addition, MMR will:

[***]

Failure to meet these obligations may result, at Kodak's sole option, in the imposition of additional charges at prevailing Time and Material rates.

Kodak Responsibilities

Kodak will provide:

1.   Level 3 technical support only to MMR for the SSPro550, provided the following criteria has been met:

[***]

Level 3 support means support and maintenance provided to MMR only (not customers) which includes telephone and e-mail consultation to resolve customer hardware malfunctions. Third level technical support is available Monday — Friday, Barn to 5pm Eastern time. Support will not be provided on National holidays (New Years, Memorial, Independence, Labor, Thanksgiving and Christmas Days) when support is available on a best efforts basis at prevailing Time and Material Holiday rates.

2.   [***]

3.   Maintenance Upgrades, Software Patches and telephone assistance of a technical nature on licensed Kodak Software. Kodak may issue Maintenance Upgrades or Patches and/or provide for on-site services necessary to correct errors that significantly affect software performance in accordance with Kodak's Software Product operating specifications. Unless Product documentation states otherwise, support will be provided for the current and previous Version Release of the licensed Kodak Software Product. For licensed Kodak Software Product, Maintenance Upgrades and Patches are at no charge and include one copy of the user's manual and/or changes.

4.	In order to obtain service, MMR must call Kodak's Customer Support Centers and provide the Product's K-number or serial number, which number shall be located on the respective Product,

5.	Kodak shall not be responsible for:

a)	operating system services (e.g., database maintenance/recovery, product integration or application support,
b)	system administration services (e.g., system restarts, error monitoring and reporting basic system matters, including restoring the database);
c)	network system administration (e,g., installation of new software packages, maintenance of user and group accounts, solving network problems, performing system maintenance functions, monitoring networks, installing application software, maintaining configurations
d)	consultation services;
e)	version release or software support to other than licensed Kodak Software Products;
1) Product installation, set-up, configuration or other non-repair services;
g)	cable and Installation of cable runs or any acquisition of permits
h)	MMR customer training;
i)	circumstances beyond Kodak's control (such as customer overriding, bypassing or defeating interlock switches on equipment or devices sold by Kodak or any other 341 party);
j)	problems due to failure of MMR's customer to conform to Kodak's site specifications provided in the manufacturer's documentation;
k)	service or parts associated with any unauthorized modifications, attachments or service;
l)	rebuilding or reconditioning of Product;
m)	misuse or abuse at Product;
n)	or failure to follow Kodak's operating Instructions

Kodak may provide, at Its sole discretion, service in these situations prevailing Time and Material rates.

Additional Services
The following services are available at an additional charge (a la carte with pricing)

* Sales calls
* Staging services (unit staging for delivery)
* Any on-site work (including at MMR's location)

To initiate a Time and Material service request MMR will contact Kodak Dispatch at 1-800-3KODAK3 and provide a description of the requested Time end Material service required.

* Kodak unique identifier, or Equipment serial number, or Company name and address
* Site contact name / phone number
* Blanket Purchase Order Number to charge
* Bill To information for MMR
* Date Service Is requested
* Problem description-

Kodak billing of Time and Material charges will reflect the "time and material call number" for service, number of hours end rate, list of parts consumed and price for each part.

Reporting

Kodak and MMR agree that the following reporting will be distributed on the intervals as identified. The format will be defined to allow for electronic transfer and data base import between systems.

Required reports:

Report Name	Report Format	Distribution Freq.
Call Escalation report	Spreadsheet	Quarterly

Appendix C

Appendix C



Appendix D



Capture Pro Software

MMRPro
Edition

Distributed by MMR Global and
Customized for MMR Pro

© Eastman Kodak Company, 2010. TM: Kodak

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